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SEC FILE NUMBER
8-67321

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received MAR 13 2018 WASH D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tandem Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd., Suite 420
(No. and Street)

Topeka	KS	66609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristopher Miller 785-266-8333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristopher Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tandem Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

VICI SANDERS
Notary Public - State of Kansas
My Appt. Expires 9/24/2021

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tandem Securities, Inc.

Financial Statements for the Year Ended
December 31, 2017
and Report of Independent Registered Public Accounting Firm

Tandem Securities, Inc.

Financial Statements for the Year Ended
December 31, 2017
and Report of Independent Registered Public Accounting Firm

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statement of Financial Position 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements .... 6 - 9

Supplemental Information:

Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission 10

Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (Exemption) 11

Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 (Exemption) 12

Independent Accountant's Report on Exemption 13

Management's Report on Exemption 14

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Tandem Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tandem Securities, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tandem Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tandem Securities, Inc.'s management. Our responsibility is to express an opinion on Tandem Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tandem Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Tandem Securities, Inc.'s financial statements. The supplemental information is the responsibility of Tandem Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Tandem Securities, Inc.'s auditor since 2016.

Maitland, Florida

March 11, 2018

Tandem Securities, Inc.

Statement of Financial Position
December 31, 2017

Assets		
Cash	$	36,522
Commissions receivable		18,889
CRD account		71
Prepaid expenses		10,123
Property and equipment, net of accumulated depreciation of $24,237		1,481
Total assets	$	67,086

Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	6,189
Commissions payable		17,006
Total liabilities		23,195
Stockholder's equity:		
Common stock, no par value, 5,000 shares authorized, 1,000 shares issued and outstanding	$	15,000
Additional paid-in capital		91,140
Retained earnings (deficit)		(62,249)
Total stockholder's equity		43,891
Total liabilities and stockholder's equity	$	67,086

The accompanying notes are an integral part of these financial statements.

Tandem Securities, Inc.

Statement of Operations
For the Year Ended December 31, 2017

Revenues:	
Commissions - Mutual funds and annuities	$ 945,050
Other income	7,706
Total revenues	952,756
Expenses:	
Commissions	855,491
Professional fees	25,768
Payroll (Related Party)	31,483
Regulatory fees	13,342
Computers and technology	12,793
Licenses	4,101
Other operating expenses	9,674
Total expenses	952,652
Net income	$ 104

The accompanying notes are an integral part of these financial statements.

Tandem Securities, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common stock		Additional Paid-in capital		Retained earnings (deficit)		Totals
Balance, January 1	$	15,000	91,140	$	(62,353)	$	43,787
Net income					104		104
Balance, December 31	$	15,000	$ 91,140	$	(62,249)	$	43,891

The accompanying notes are an integral part of these financial statements.

Tandem Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities:	
Net income	$ 104
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(7,734)
Decrease in prepaid expenses	1,129
Decrease in accounts payable and accrued expenses	(866)
Increase in commissions payable	7,706
Net cash provided by operating activities	339
Net increase in cash	339
Cash, beginning of year	36,183
Cash, end of year	$ 36,522

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the State of Kansas.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2017.

Subsequent Events

Subsequent events have been evaluated by management of the Company through March 11, 2018.

Revenue recognition

Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or variable annuity sold. Commissions are recorded as revenue once the mutual fund or variable annuity company confirms that payment has been accepted and the commission is earned which is based on trade date. A liability to the Company's representatives for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from these policies.

Commissions Receivable

The Company uses the allowance for doubtful accounts method of valuing doubtful commissions receivable, which is based on historical experience coupled with a review of the current status of existing receivables. Based upon its review, management considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Note 1 - Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as a pass-through entity under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns with the U.S. federal jurisdiction, Kansas, and various other state jurisdictions. The Company is generally not subject to income tax examinations for tax years before 2014.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In February 2016 the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more

Note 1 - Summary of Significant Accounting Policies (continued)

than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Property and Equipment

Property and equipment are recorded at cost and consist of items with original cost greater than $1,000 and a useful life greater than one year. The Company's property and equipment consists of computer equipment and a website. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally three to five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred: When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Property and equipment are summarized by major classifications as follows:

	December 31, 2017
Equipment	$ 18,184
Website	7,535
	25,719
Less accumulated depreciation	(24,237)
Net property and equipment	$ 1,482

No depreciation expense was recorded in 2017.

Note 2 – Lease Commitments

The Company leases software under the terms of a month-to-month operating lease that is cancellable at any time. Software lease expense for 2017 was $8,100.

Note 3 – Concentrations

Commission income generated through one carrier constituted 83% of total revenues.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had

Note 4 - Net Capital Requirements (continued)

net capital of $30,327 which was $25,327 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1.

Note 5 – Related Party Transactions

The Company has an expense sharing agreement with T&M Financial, Inc. (T&M). T&M is an entity owned by an immediate family member of the Company's shareholder and President. T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, reception of clients and parking. The Company is billed for actual postage and photocopying costs.

The payroll and benefit expenses for the shared employees were paid by the Company at 50% for the President and Shareholder salary and 25% for two shared employees for the year ended December 31, 2017. These percentages are an estimate of time these employees spent on Company operations.

The total amounts incurred by the Company to T&M during 2017 were $31,483 related to payroll and benefits and $4,030 for postage and photocopying. The amount due to T&M Financial at December 31, 2017 was $3,531, and is reported in Accounts Payable and Accrued Expenses on the Statement of Financial Condition.

Amounts incurred to the President of the Company and family members of the President of the Company in commissions during 2017 was $619,929. The amount due to the President of the Company and family members of the President of the Company at December 31, 2017 was $13,371 in commissions payable.

Note 6 – Commitments and Contingencies

The Company has no other commitments and contingencies except as noted above in Note 2.

Tandem Securities, Inc.

Schedule I
Computation Of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
December 31, 2017

Total Stockholder's equity qualified for net capital	$	43,891
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		1,889
CRD account		71
Prepaid expenses		10,123
Property and equipment, net		1,481
Net capital	$	30,327
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	6,189
Commissions payable		17,006
Total aggregate indebtedness	$	23,195
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $5,000		5,000
Excess net capital	$	25,327
Net capital in excess of the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	24,327
Percentage of aggregate indebtedness to net capital		76.48%

There is no difference in the net capital reported above, and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2017.

Tandem Securities, Inc.

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act

As of December 31, 2017

No computation of reserve requirement has been made because Tandem Securities, Inc. claims exemption pursuant to paragraph (k)(1) since the Company does not carry securities accounts for customers or perform custodial functions relating customer securities.

Tandem Securities, Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act

As of December 31, 2017

No information relating to possession or control has been made because Tandem Securities, Inc. claims exemption pursuant to paragraph (k)(1) since the Company does not carry securities accounts for customers or perform custodial functions relating customer securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Tandem Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tandem Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tandem Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Tandem Securities, Inc. stated that Tandem Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Tandem Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tandem Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 11, 2018

Tandem Securities, Inc.

Management's Report on Exemption
December 31, 2017

We, as members of management of Tandem Securities, Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(1).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

Tandem Securities, Inc.

[signature] 3-9-18

Kristopher Miller, President